

Mail Stop 4561

July 12, 2016

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

>   **Re: Yahoo! Inc.**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 000-28018**

Dear Mr. Goldman:

We have reviewed your letter dated June 17, 2016 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 12, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 78

1.   In your response to prior comment 3 you refer to "changes in the revenue growth rate and outlook for Tumblr." Please provide us with the quarterly revenues for 2015. Tell us how the revenue growth rates compare to those used in your October 2015 goodwill impairment analysis. Please explain any significant difference between the assumed growth rates and the actual historical results, and any significant increase in the assumed revenue growth rates. Also, tell us how the actual operating results (i.e., revenues,

operating margins, etc.) compare to the forecast to date in fiscal 2016. Explain how the forecasts were developed and how they relate to market participant assumptions. To the extent you have revised the forecasted amounts, tell us what impact, if any, this had on your goodwill impairment analysis for the Tumblr reporting unit.

2.   You also state that you were unable to identify any alternate companies that you believed could be used as comparable companies under the market approach. Please describe for us how you arrived at the discount rate assumption used for the income approach.

3.   In response to prior comment 4 you state that to the extent the reporting unit's actual results differ significantly from the assumptions used in the impairment analysis, you will include a discussion in future filings. Please tell us the revised disclosures, if any, you intend to include in your June 30, 2016 Form 10-Q.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins,
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Rob Plesnarski, Esq.
      O'Melveny & Myers, LLP